Mail Stop 4561

September 16, 2008

Mr. Michael R. Burwell
President & Chief Financial Officer of GP for
Redwood Mortgage Investors VIII, a California Limited Partnership
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

> **Re:** **Redwood Mortgage Investors VIII, a California Limited Partnership**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 0-27816**

Dear Mr. Burwell:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief